CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in the Registration Statement on Form N-1A of the Manager Directed Portfolios relating to the financial statements and financial highlights of Hardman Johnston International Growth Fund, a series of Manager Directed Portfolios. Such financial statements and financial highlights appear in the October 31, 2022 Annual Report to Shareholders.
/s/ BBD, LLP
BBD, LLP

Philadelphia, Pennsylvania
February , 2024